Filed Pursuant to Rule 433

Registration No. 333-271541

FINAL TERM SHEET

J$46,600,000,000 9.625% Notes due 2030

(the “Notes”)

October 31, 2023

Issuer:	Government of Jamaica

Format:	SEC Registered (333-271541) and Regulation S

Currency:	JA Dollars

Principal Amount:	J$46,600,000,000

Issuer Ratings*:	B1 (positive) / BB- (stable) / B+ (positive) (Moody’s / S&P / Fitch)

Expected Note Ratings*:	B1 / BB- (Moody’s / S&P)

Final Maturity Date:	November 3, 2030

Optional Redemption:	None

Coupon Rate:	9.625%

Interest Basis:	Payable semi-annually in arrears

Day Count:	30/360

Interest Payment Dates:	May 3 and November 3 of each year, commencing on May 3, 2024

Issue Price:	99.376%, plus accrued interest, if any from November 3, 2023 to, but excluding, the Settlement Date if settlement occurs after such date. You will make the payment of the public offering price in U.S. dollars based on an exchange rate for the conversion of Jamaican dollars into U.S. dollars of J$155.1338 per US$1.00, which is the average of the Representative Market Rates for each business day in the 10 business day period ending on October 30, 2023.

Conversion of the Payment Amounts:	All amounts due in respect of principal or interest will be paid in U.S. dollars, as calculated by the Calculation Agent (as defined herein) by converting the JA dollar amounts into U.S. dollars at the Observed Exchange Rate on the applicable Rate Calculation Date. See “Description of the Notes.”

Yield:	9.750%

Pricing Date:	October 31, 2023

Settlement Date:	November 3, 2023 (T+3)

Clearing:	DTC, Euroclear and Clearstream

Use of Proceeds:	The net proceeds to the Government of Jamaica from the sale of the Notes will be approximately U.S.$297,410,681, after the deduction of the underwriting discount and Jamaica’s share of the expenses in connection with the sale of the Notes, which are estimated to be approximately U.S.$500,000. The Government of Jamaica intends to use approximately U.S.$238,963,629 of the net proceeds of the sale of the Notes offered hereby to fund the payment for any notes accepted in the tender offer made pursuant to its Invitation for Offers to Tender for Cash its 7.625% Notes due 2025, 9.250% Notes due 2025 and 6.750% Notes due 2028 (collectively, the “Invitation Notes”), and to use the remaining proceeds for general budgetary purposes.

Governing Law:	State of New York

Listing:	Application has been made to list the Notes on the Luxembourg Euro MTF.

Denominations:	J$10,000,000 and integral multiples of J$500,000 in excess thereof

Global Coordinator:	Citigroup Global Markets Inc.

Joint Lead Managers and Joint Bookrunners:	Citigroup Global Markets Inc. BofA Securities, Inc.

Security Identifiers:	CUSIP: 470160 CF7 / ISIN: US470160CF77

Preliminary Prospectus Supplement:	https://www.sec.gov/Archives/edgar/data/53078/000119312523258986 /d550970d424b3.htm

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer or the Underwriters will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at +1-800-831-9146 or BofA Securities, Inc. toll free at +1-800-292-0070.

Delivery of the Notes is expected on or about November 3, 2023, which will be the third business day following the date of pricing of the Notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the pricing date should consult their own advisor.

This term sheet is not addressed to any retail investor in the European Economic Area (“EEA”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling any securities or otherwise making them available to retail investors in the EEA has been or will be prepared and therefore offering or selling any securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This term sheet is not addressed to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement IDD, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling any securities or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling any securities or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

The information in this term sheet is for distribution only to persons who (i) are outside the United Kingdom; (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”); (iii) are persons falling within Articles 49(2)(a) to (d) (“high net worth companies, unincorporated associations and any other persons to whom it may be lawfully communicated”) of the Financial Promotion Order; (iv) are persons falling within Article 43 of the Financial Promotion Order (non-real time communication by or on behalf of a body corporate to creditors of that body corporate); or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This term sheet is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this information relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.